
Analytics Insight
JUNE 2021
THE 10 MOST
INFLUENTIAL
TECH
LEADERS
OF 2021
Major Traits of Top Executives in a Fast-moving World
Modern Crises Management Hacks Employed by Tech CEOs
AMRESH
Mathur
CEO of
Numerals LLC



16 **Akhil Kaza**
OfferUp



22 **Angel Radcliffe**
Accenture



30 **Anoop Mohan**
Rockwell Automation



38 **Dr. Garrick Villaume**
NETZRO SBC



44 **Michael Harris**
NextgenID



52 **Piyush Patel**
SuccessKPI



58 **Suresh Krishna Madhuvarsu**
Product10x

ARTICLES

28 Major Traits of Top Executives in a Fast-moving World

56 Modern Crises Management Hacks Employed by Tech CEOs



Dr. Garrick Villaume

Co-founder and CSTO

NETZRO SBC

Collaborating with Technology and Sustainability To Make The Planet A Healthier Place

From farm to plate, studies suggest that there are large amounts of food wastage all around us. Its journey from fields to grocery stores and then to our plates, the more steps the process contains, the more is the wastage. Not just plastic but food wastage is detrimental to the environment too. Recycling and upcycling are concepts that are now taught in schools, but these practices should be implemented in every step of our lives, even while managing the food supply chain. To leverage this responsibility, NETZRO is an out-of-the-box company that uses modern technologies to take the food production supply chain to the sustainable route. To dig deeper into this noble cause that is the need of the hour, we interviewed Dr. Garrick Villaume, Co-founder and CSTO of NETZRO SBC.

Making the Planet a Greener Place with Technology

NETZRO SBC is an early venture developing solutions for upcycling byproducts in the food production supply chain. The company aims to reduce food waste, recover viable nutrients, and re-harvest the intrinsic value of materials that are otherwise disposed of in the environment. NETZRO's proprietary process platform for upcycling various excess and unused portions of food products is an operations model based on an "upcycling hub" for servicing local concentrations of distinct byproducts, such as the grain leftover from alcohol production. Garrick's team is also working with producers of different byproducts to integrate the process directly into their native operations.

Employing Technology to Promote Sustainability

Garrick Villaume has a rich background in high energy physics working with instrumentation, computational, and analytical systems to test models and refine the understanding of energy and matter. For over 25 years,

Technology is a means, not an end. It is by, for, and of people by definition. All our endeavors, and enterprise and mastery over the world around us have value only to the extent they generate sustained prosperity for people.

Dr. Garrick Villaume
Co-founder and CSTO
NETZRO SBC

www.netzro.us

Garrick worked in the data storage and solar industries that dealt with developing analytical decision support systems spanning lab, fab, and field for global technology enterprises.

A few years ago, he resolved to develop and apply technology for sustainable growth and to #MakeGreenWork. Garrick met Sue Marshall, NETZRO's CEO, volunteering as a mentor for the Cleantech Open business accelerator. He was drawn to the food waste challenge she was targeting because of his upbringing in straddling rural and urban worlds, and his professional expertise in reducing scrap and waste, maximizing yields and operations efficiency, and improving product quality and reliability.

On the whole, Garrick's job as the Chief Science and Technology Officer is to develop technology and processes for transforming raw materials into products and grow the company's capability and capacity to link diverse sources across entrenched supply chains to multiple, complex market channels.

Extracting Gold from Challenges

Garrick believes that every experience leaves some impression. Striving for something new or extraordinarily difficult with "everything" at stake tends to shape us the most. Talking about the challenges, he expressed how completing his PhD as a married father of four while working full-time as an engineer tempered his resolve. Developing and producing new recording technologies and advanced data storage products by collaborating with diverse global teams to deliver outstanding performance taught Garrick essential management and leadership skills. Working on seemingly intractable problems in resource and material utilization have led him to recalibrate his value system for understanding concepts like "return on investment".

Going back to the memory lane, Garrick spoke about how he started his family while still in school, and then began working professionally before completing his dissertation. That was hard on Garrick's wife and children, in the same way it was difficult for him. Soon after receiving his doctorate, Garrick began to grow in his organization and faced the typical challenges of work-life balance along with the pros and cons of growing ambitions in an intensely competitive environment. After the downturn circa 2009, making the transition from Fortune 500 enterprise to a startup in a different industry presented new challenges to his technical, management, and leadership skills. Some knowledge and experiences served him well, others not so much, requiring "reweighting" of his preferred methods and "best" practices for making decisions.

Making Nutrition Accessible and Simple

As the Co-founder and CSTO of NETZRO, Garrick explained about the core of his business, which is enabling new value chains with systems to convert scrap and byproducts into nutritious ingredients. The company is growing the ecosystem to sustain its model while scaling the capacity to serve it. Garrick and his team strive to prove the potential of the products, demonstrate its efficacy for delivering them to emerging, growing markets, and satisfy the needs of producers to handle their byproducts completely and safely. The company's innovation model begins with identifying the product potential of a given byproduct, then involves applying the physics needed to harvest its intrinsic value in a cost-effective process platform, and concludes by demonstrating a commercially viable business model for sustaining its ongoing transformation.

Analyzing the Boon and Bane that Comes with Disruptive Technologies

Garrick's take on disruptive technologies comes from his practical experience of working in the tech field. He believes that disruptive technologies have clear benefits, including capabilities to solve complex, previously intractable problems but these technologies are also fueling rapidly increasing complexity, uncertainty, and risk in every aspect of business. Solution times and

process error rates may be reduced, but the impacts and consequences of mistakes, biases, and faults may be substantially amplified, and the cost and time of recovery of systems gone awry or otherwise compromised is increasing, not shrinking. "Looming over it all are the specters of security and the ethical quandaries of running analytics on people. Such "disruptions" are certainly not all good and arise from misguided expectations and unwarranted haste to accelerate outcomes that may not be actual improvements while overlooking significant hidden costs and undesirable or unsustainable dependencies", he added. Garrick asserts that it's critically important to realize that technology is by, for, and of people. Both the purpose of technology and the potential for misuse or abuse and the total costs and impacts must be weighed when deciding what, when, and how to develop and apply it.

Paving the Road Towards an Upcycled Future

NETZRO is positioned to grow dramatically with the emerging upcycling industry. Garrick and his team of skilled professionals are leading the way, developing the value proposition from both ends of the supply chain: more and better food for less waste and lower environmental impact. The company's base technology has exceptional potential and can be applied to a wide range of valuable materials and configured for operation in diverse process settings. NETZRO is embedded in the sustainable food movement and is a founding member of the Upcycled Food Association. The company has recently been recognized by some international food companies and is negotiating long-term contracts to upcycle byproducts with several large businesses. As more people appreciate the quality and nutritional value of ingredients upcycled from currently wasted food byproducts, NETZRO is poised to establish sustainable commercial ecosystems to provide them.

Guidance for Budding Tech Leaders

According to Garrick, successful leaders guide people and organizations to achieve greater goals and accomplish difficult tasks together, in harmony. "In my experience, the best leaders are curious characters and avid learners. They are interested in subjects beyond their primary professional discipline, integrate knowledge and insights from diverse domains, and promote development and learning throughout their organizations", he further explained. These qualities typically go with the conventional attributes associated with leadership, including integrity, honesty, empathy, compassion, and fortitude. His valuable advice to emerging tech leaders is the fact that it's all about people and it's crucial to remember that. He acknowledges that all our mastery of technology means nothing if it isn't helping people live more securely and comfortably.